EXHIBIT 3.2

CERTIFICATE OF AMENDMENT OF

RESTATED

CERTIFICATE OF INCORPORATION

OF

DIVERSA CORPORATION

Jay M. Short, Ph.D. hereby certifies that:

ONE: The name of this corporation is Diversa Corporation.

TWO: The original Certificate of Incorporation of this corporation was filed with the Secretary of State of the State of Delaware on December 21, 1992 under the name “Industrial Genome Sciences, Inc.” A Restated Certificate of Incorporation of Diversa Corporation (the “Restated Certificate”) was filed with the Secretary of State of the State of Delaware on February 22, 2000.

THREE: He is the duly elected President and Chief Executive Officer of Diversa Corporation.

FOUR: Section A of Article III of the Restated Certificate shall be amended and restated in its entirety to read as follows:

“A. This corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the corporation is authorized to issue is Ninety-Five Million (95,000,000) shares. Ninety Million (90,000,000) shares shall be Common Stock, each having a par value of one-tenth of one cent ($.001). Five million (5,000,000) shares shall be Preferred Stock, each having a par value of one-tenth of one cent ($.001).”

FIVE: This Certificate of Amendment has been duly approved by this corporation’s Board of Directors in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware (the “DGCL”) and was duly adopted by the stockholders of this corporation in accordance with the provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, DIVERSA CORPORATION has caused this Certificate of Amendment of Restated Certificate of Incorporation to be signed by its President and Chief Executive Officer as of May 26, 2004.

DIVERSA CORPORATION

By:	/s/ JAY M. SHORT
Name:	Jay M. Short, Ph.D.
Its:	President and Chief Executive Officer